Response to Item 77M

Eaton Vance National Municipal Income
Fund

Eaton Vance National Municipal Income Fund
("National Fund") was the surviving Fund in a merger with Eaton Vance Alabama Municipal
Income Fund, Eaton Vance Arkansas Municipal
Income Fund, Eaton Vance Kentucky Municipal
Income Fund and Eaton Vance Tennessee
Municipal Income Fund ("State Funds"). In the merger, all of the assets of the State Funds were transferred to National Fund in exchange for the issuance of National Fund shares and the assumption of all of State Funds' liabilities by National Fund at a closing held on June 27, 2014. As a result of the merger, each shareholder of the State Funds received full and fractional National Fund shares equal in value at the close of regular trading on the New York
Stock Exchange on the date of the closing to the value of such shareholder's shares of the State
Funds.  The merger was approved by the
Trustees of each Fund on December 16, 2013 and by the shareholders of the State Funds on May 9, 2014. The Plan of Reorganization and other documents relevant to the merger are incorporated by reference to the Form N-14 filings (and amendments thereto) filed by Eaton
Vance Municipals Trust on January 27, 2014
(Accession No. 0000940394-14-000093),
February 27, 2014 (Accession No. 0000940394-
14-000409) and March 4, 2014 (Accession No.
0000940394-14-000469).